February 18, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 2, 2013
Schedule 14A Filed May 16, 2013
Response Dated January 29, 2014
File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 4, 2014 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 (the “2012 Form 10-K”), which was filed April 2, 2013 and the Company’s Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held on June 20, 2013 (the “2013 Proxy Statement”), which was filed May 16, 2013. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Schedule 14A Filed May 16, 2013
Compensation, Discussion and Analysis, page 42

1.
We note significant changes to Mr. Jeffries’s options, SARs and total compensation from 2011 to 2012. With a view to clarifying disclosure, please advise us of the reasons for the changes. For example, it is unclear to what extent the changes resulted from declining stock price or amendments to his employment agreements as discussed in the bullet points beginning on page 46.

As noted in the “Fiscal 2012 Summary Compensation Table” within the “EXECUTIVE OFFICER COMPENSATION” section beginning on page 58 of the 2013 Proxy Statement, the amount reported for Mr. Jeffries’s “Total” compensation decreased from $48,069,473 in 2011 to $8,160,373 in 2012 and the amount reported for “Option/SAR Awards” decreased from $43,201,893 in 2011 to $0 in 2012. The change in the amount reported for the “Option/SAR Awards” from 2011 to 2012 was due solely to the fact that Mr. Jeffries earned no semi-annual grants in Fiscal 2012 because the total stockholder return for each of the two semi-annual measurement periods during Fiscal 2012 did not increase above the previous “high-water mark” achieved during the term of his then current employment agreement, as disclosed in the first paragraph on page 45 of the 2013 Proxy Statement under the caption “COMPENSATION DISCUSSION AND ANALYSIS - Executive Summary -- Compensation Program for the CEO for Fiscal 2012”. Under the terms of his December 19, 2008 employment agreement, as amended, and as described in the sections of the 2013 Proxy Statement captioned “COMPENSATION DISCUSSION AND ANALYSIS - Fiscal 2012 Compensation Actions - Long-Term Equity Incentives - Long-Term Equity Incentives in Fiscal 2012 for the CEO” on pages 50 and 51 and “EXECUTIVE COMPENSATION --Employment Agreement with Mr. Jeffries” on pages 60 through 62, Mr. Jeffries was only eligible to receive semi-annual equity grants if certain conditions were met - in particular, the performance-based semi-annual equity awards would only be earned if the market price of the Company’s Common Stock during each semi-annual measurement period increased beyond that achieved during any previous semi-annual measurement period since December 2008, adjusted for cash dividends, and then only after accounting for any cash compensation paid to or earned by Mr. Jeffries and any increase in Mr. Jeffries’ pension benefits. These conditions were not met in Fiscal 2012 and, as a result, no semi-annual grants were made. However, these conditions for earning semi-annual equity grants were met in Fiscal 2011 and semi-annual grants with an aggregate grant date fair value equal to $43,201,893 were awarded, as described in the section captioned “COMPENSATION DISCUSSION AND ANALYSIS - Fiscal 2011 Compensation Actions - Compensation for Fiscal 2011 related to Mr. Jeffries” on pages 47 and 48 of the Company’s Proxy Statement, dated May 11, 2012, related to the 2012 Annual Meeting of Stockholders.

While the change in the amount reported for “Option/SAR Awards” from 2011 to 2012 was the primary factor underlying the decrease in the amount reported for Mr. Jeffries’ “Total” compensation from 2011 to 2012, other factors also affected the amounts reported for those two years, partially offsetting the decrease in the “Option/SAR Awards” amount. As reported in the “Fiscal 2012 Summary Compensation Table” on pages 58 and 59 of the 2013 Proxy Statement, these factors included: (i) a 53-week fiscal year in Fiscal 2012 versus a 52-week fiscal year in Fiscal 2011, which affected the amounts reported in the “Salary” column although Mr. Jeffries’ base salary had not changed, as described in footnote 1; (ii) higher performance-based incentive cash compensation earned under the Company’s Incentive Compensation Performance Plan (the “Incentive Plan”) in Fiscal 2012 compared to Fiscal 2011 as reported in the “Non-Equity Incentive Plan Compensation” column; (iii) increases in both the actuarial present value in respect of Mr. Jeffries’ accumulated benefit under the Chief Executive Officer Supplemental Executive Retirement Plan and the above-market earnings on Mr. Jeffries’ Nonqualified Savings and Supplemental Retirement Plan balance as reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column and footnote 5; and (iv) a higher aggregate amount reported in the “All Other Compensation” column and footnote 6.

2.
We note the operating income figures on page 50 have been adjusted for various reasons, presumably in accordance with the company’s Incentive Compensation Performance Plan. Please reconcile the $426 million operating income total with the company’s fiscal 2012 operating income of $374 million, by quantifying any adjustments made.

As noted in footnote 1 to the table on page 50 of the 2013 Proxy Statement showing the metrics and actual results for the Spring 2012 and Fall 2012 performance periods under the Company’s Incentive Plan (the “Incentive Plan Table”), the actual operating income performance disclosed in the Incentive Plan Table was not adjusted, in respect of either performance period, for the change in the method of accounting for inventory from the lower of cost or market utilizing the retail method to the cost method that was effective in the fourth quarter of Fiscal 2012 and reflected in operating income as reported in the Company’s consolidated financial statements included in the 2012 Form 10-K. In addition, as noted in footnote 2 to the Incentive Plan Table, the actual operating income performance disclosed in the Incentive Plan Table was adjusted, in respect of the Fall 2012 performance period, to add back impairment charges of $7.4 million that were included in operating income as reported in the Company’s consolidated financial statements included in the 2012 Form 10-K. These adjustments were consistent with the Incentive Plan provisions and with the basis on which the performance goals had been set as disclosed in footnote 2 to the Incentive Plan Table.

Below is a reconciliation of the aggregate operating income performance under the metrics in effect for the Spring 2012 and Fall 2012 performance periods as disclosed in the Incentive Plan Table on page 50 of the 2013 Proxy Statement to the Company’s operating income for Fiscal 2012 as reported in the Company’s consolidated financial statements included in the 2012 Form 10-K:

Aggregate operating income performance reported for the Spring 2012 and Fall 2012 performance periods in the Incentive Plan Table in the 2013 Proxy Statement	$426,786
Impact of change in method of accounting from retail method to cost method - both performance periods	(45,146)
Impact of impairment charges - Fall 2012 performance period	(7,407)
Operating income reported in the Company’s consolidated financial statements in the 2012 Form 10-K	$374,233

In future filings, the Company will include a similar reconciliation whenever the aggregate operating income performance reported in the Proxy Statement is different from the operating income amount for the related fiscal year reported in the consolidated financial statements in the Annual Report on Form 10-K.

I hope that the foregoing has been responsive to the Staff’s comments. In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Jonathan E. Ramsden

Jonathan E. Ramsden
Executive Vice President, Chief Operating Officer and Chief Financial Officer
Abercrombie & Fitch Co.

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